Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.
1830-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on March 1, 2022.

3.	News Release:

On March 1, 2022, Gold Royalty Corp. (the “Company”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On March 1, 2022, the Company completed its acquisition of an existing 0.75% net smelter return royalty (the “Côté Royalty”) from an existing royalty holder on a portion of the Côté Gold Project, located in Ontario Canada, and owned by IAMGOLD Corporation, as the operator, and Sumitomo Metal Mining Co., Ltd. (the “Côté Project”).

5.	Full Description of Material Change:

On March 1, 2022, further to the Company’s announcement on February 22, 2022, the Company completed its acquisition of the Côté Royalty from an existing royalty holder on a portion of the Côté Project.

Pursuant to the transaction, the Company paid total consideration of US$15.875 million at closing, comprised of US$15 million in cash and the balance through the issuance of 207,449 common shares of the Company, based on the 20-day volume weighted average price of such shares on the NYSE American as of the business day immediately preceding closing, being US$4.218.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man
Chief Financial Officer
Telephone: (604) 396-3066

9.	Date of Report:

March 4, 2022.